December 1, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel and Air Water to form joint ventures"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Air Water Inc.
Tokyo Stock Exchange No. 4088
(Also listed on the Osaka & Sapporo security exchanges)

Kobe Steel and Air Water to form joint ventures

TOKYO, December 1, 2003 – Kobe Steel, Ltd. and Air Water Inc. have agreed to form two joint venture companies. One company will manufacture and supply cryogenic air separation units. The other will market industrial gas produced at Kobe Steel's Kakogawa Works for outside sale.

1. Joint engineering company for cryogenic air separation units

Cryogenic air separation units cool air to nearly minus 200 degrees C. and liquefies it. The industrial gas is then separated into oxygen, nitrogen and argon, which are used in numerous fields including the steel, chemical and semiconductor industries.

As a plant maker of cryogenic air separation units, Kobe Steel has over 70 years of experience. To date, it has supplied over 300 units, mainly medium to large size.

Air Water, an industrial gas maker, is a user of air separation units. In addition, its plant business manufactures small and medium-size cryogenic air separation units. Air Water has installed 100 units at on-site plants.

Combining the engineering of their cryogenic air separation unit businesses, Kobe Steel and Air Water will be able to build a stronger operating base through their complementary areas of expertise, while improving their technological and cost competitiveness.

Outline of the New Company

Name:	Shinko Air Water Cryoplant (provisional name)
Head office:	Kobe, Japan
Capital:	90 million yen
Equity share:	Kobe Steel 60%, Air Water 40%
Directors:	Five directors (three from Kobe Steel, two from Air Water. One director from each parent company will also be a representative director. The representative director selected by Kobe Steel will become the president of the new company.)
Employees	About 30

Plans call for the company to begin operations from April 1, 2004.

2. Marketing company for industrial gases

Making effective use of the gas plants at its Kakogawa Works, Kobe Steel has been selling surplus industrial gases (argon, oxygen, nitrogen) and rare gases (krypton, xenon) mainly to wholesalers. The company aims to continue selling a stable volume of gases.

In strengthening its industrial gas business, Air Water has been seeking new sources of industrial gases in western Japan.

As their aims complement each other, the two companies decided to jointly sell industrial gases produced at Kakogawa. By jointly managing the new venture, the two companies intend to expand the external gas sales of the two companies and further strengthen their businesses.

Outline of the New Company

Name:	Shinko Air Water Gas (provisional name)
Head office:	Osaka, Japan
Capital:	50 million yen
Equity share:	Air Water 60%, Kobe Steel 40%
Directors:	Five directors (three from Air Water, two from Kobe Steel. One director from each parent company will also be a representative director. The representative director selected by Air Water will become the president of the new company.)

Plans call for the company to begin operations from April 1, 2004.

Media Contacts

Kobe Steel, Ltd.
Gary Tsuchida
Communication Center
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 Japan
Tel (03) 5739-6010
E-mail www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Air Water Inc.
Sadayuki Kishi
Public Relations
20-16, Higashi-shinsaibashi 1-chome
Chuo-ku, Osaka 542-0083 Japan
Tel (06) 6252-5411